PRO-DEX, INC.
2361 McGaw Avenue
Irvine, CA 92614

December 11, 2020

Via EDGAR Correspondence

Margaret Schwartz

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington D. C. 20549

Re:

Acceleration of Effective Date

Pro-Dex, Inc.

Registration Statement on Form S-3

File No. 333-251142

Dear Ms. Schwartz:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Pro-Dex, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act by 4:00 p.m., Eastern Time, on December 15, 2020, or as soon thereafter as practicable.

Very truly yours,

PRO-DEX, INC.

By:	/s/ Alisha Charlton
Alisha Charlton
Chief Financial Officer